PGIM, Inc.

655 Broad Street

Newark, New Jersey 07102

August 1, 2024

The Board of Directors

Prudential Government Money Market Fund, Inc.

655 Broad Street

Newark, New Jersey 07102

Re: PGIM Core Government Money Market Fund

To the Board of Directors:

PGIM, Inc. (“PGIM”) has contractually agreed through November 30, 2025, to waive its subadvisory fee to 0.00% of average daily net assets of the Fund. This waiver may not be terminated prior to November 30, 2025, without the prior approval of the Fund’s Board of Directors.

Very truly yours,

PGIM, INC.

By:	/s/ Daniel Malooly
Name:	Daniel Malooly
Title:	Vice President